August 10, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A.
Registration Statement on Form F-4
Filed May 17, 2016
File No. 333-211405

Form 20-F for Fiscal Year Ended December 31, 2015
File No. 001-12440
Filed May 2, 2016

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas”), transmitted herewith is Amendment No. 2 (“Form F-4 Amendment No. 2”) to the Registration Statement on Form F-4 of Enersis Américas that was filed on May 17, 2016 (the “Registration Statement”). Form F-4 Amendment No. 2 includes information responsive to Schedule 13E-3, including information relating to the actions taken at meetings of the respective Boards of Directors of Enersis Américas and Endesa Américas S.A. on August 5, 2016, and other updating information. Enersis Américas is also filing today Amendment No. 1 to the Transaction Statement on Schedule 13E-3 that was filed on July 15, 2016.

As discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Enersis Américas will be addressing separately the accounting comments of the Staff in its comment letter dated August 3, 2016 in connection with the Registration Statement and the Annual Report on Form 20-F of Enersis Américas for the fiscal year ended December 31, 2015 that was filed on May 2, 2016 (the “Form 20-F”).

Enersis Américas previously responded on July 15, 2016 to the Staff’s non-accounting comments on the Registration Statement in its comment letter dated June 16, 2016.

Securities and Exchange Commission	-2-	August 10, 2016

Should you have any questions or comments concerning Form F-4 Amendment No. 2, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf

Paolo Pirri